January 8, 2024

Via Edgar

Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Re:	Toro Corp. Registration Statement on Form F-3 (File No. 333-275477)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Toro Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-3 of the Company be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time, on January 10, 2024, or as soon thereafter as practicable.

Please contact Nikolaos G. Andronikos at Sullivan & Cromwell LLP at +44-20-7959-8470 or andronikosn@sullcrom.com or Abigail M. Yevnin at Sullivan & Cromwell LLP at +44-20-7959-8408 or yevnina@sullcrom.com with any questions. It would also be appreciated if, when this request for acceleration has been granted, you so inform Mr. Andronikos or Ms. Yevnin.

Securities and Exchange Commission	-2-

Sincerely,

Toro Corp.

By: /s/ Petros Panagiotidis

Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

cc: Nikolaos G. Andronikos
Abigail M. Yevnin
(Sullivan & Cromwell LLP)